October 5, 2012

By EDGAR

Mara Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration No. 333-183388) of Energy Transfer Partners, L.P.

Ladies and Gentlemen:

On behalf of Energy Transfer Partners, L.P. (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on October 10, 2012, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission (the “Commission”), the Partnership hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any additional information, please contact David Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

ENERGY TRANSFER PARTNERS, L.P.

By:	Energy Transfer Partners GP, L.P., its general partner

By:	Energy Transfer Partners, L.L.C., its
general partner

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior Vice President, General Counsel and Secretary

Signature Page to Acceleration Request